                    Securities and Exchange Commission
                        Washington, D.C. 20549

                            AMENDMENT NO. 10
                                  TO
                             SCHEDULE 13D
                            (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
----------------------------------------------------------------
                          (Name of Issuer)
Common Shares of Beneficial Interest, par value $.01 per share
----------------------------------------------------------------
                    (Title of Class of Securities)
                             29380T105
----------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021   516-466-3100
----------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 23 Pages

                                                Page 2 of 23 Pages
Cusip No. 29380T105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,355,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,355,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,600
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.21%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                               Page 3 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                               Page 4 of 23 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company, which is the succesor to SASS/Gould REIT Partners. An affiliate of Gould Investors L.P. is a sub-advisor to the Managing Member of the limited liability company. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the shares owned by SASS/Gould Real Estate Securities LLC.

                                                    Page 5 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                             Page 6 of 23 Pages
Cusip No. 29380T105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC (1)
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                            Page 7 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,388,225 (2)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ______________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,388,225 (2)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,390,337
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 9.44%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
   NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                     Page 8 of 23 Pages

(2) Fredric H. Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to the limited liability company. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                    Page 9 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                Page 10 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,355,600 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,355,600 (1)
 PERSON WITH        _____________________________________________
                                                                -
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.21%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                                      Page 11 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       _____________________________________________
                                                            -----
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould Real Estate Securities LLC.

                                             Page 12 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                               Page 13 of 23 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel
     Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                    Page 14 of 23 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D.

Item 4.   Purpose of Transaction

On April 2, 2001 BRT issued a press release advising that on Friday, March 30, 2001 it sent to the shareholders of the Company a definitive proxy statement seeking the election of Fredric H. Gould, Chairman of the Board of BRT, to the Board of the Company. BRT included with the proxy statement a letter to the Company's shareholders detailing certain reasons BRT has nominated Fredric H. Gould and disclosing that BRT will be commencing a tender offer to shareholders of the Company for the purchase of 1,000,000 shares of the Company at $18 per share, subject to the election of Mr. Gould and the Board granting an unqualified exemption to the ownership limitation contained in the Company's Declaration of Trust.

                                                  Page 15 of 23 Pages

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,355,600 Common Shares of the Company, constituting approximately 9.21% of the 14,722,762 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 1,397,287 Common Shares in the aggregate, or 9.49% of the outstanding Common Shares of the Company.

                                                    Page 16 of 23 Pages

Except as set forth in Schedule 13D, as amended to date, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its managing member and sub-advisor, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibit (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                      (b) Power of Attorney.  Filed with Schedule 13D.

                  (2) Letter dated May 31, 2000 from BRT Realty Trust to the Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                  (4) Letter dated September 27, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 5 to Schedule 13D.

                  (5) Letter dated October 4, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 6 to Schedule 13D.

                  (6) Letter dated October 6, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 6 to Schedule 13D.

                  (7) Letter dated October 6, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 7 to Schedule 13D.

                  (8) Letter dated October 11, 2000 from BRT Realty Trust to UMB Bank, N.A. Filed with Amendment No. 7 to Schedule 13D.

                  (9) Letter dated February 7, 2001 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 8 to Schedule 13D.

                                                    Page 17 of 23 Pages

                  (10) Notice dated February 7, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 8 to Schedule 13D.

                   11) Letter dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting Filed with Amendment No. 9 to
Schedule 13D.

                   12) Notice dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 9 to Schedule 13D.

                   13) Press Release issued by BRT on April 2, 2001. Filed with Amendment No. 10 to Schedule 13D.

                                                       Page 18 of 23 Pages
                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.



Dated: April 4, 2001

BRT REALTY TRUST                           s/Fredric H. Gould
                                           ---------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
---------------------
Jeffrey Gould,                             s/Fredric H. Gould
President                                  ---------------------
                                            Fredric H. Gould Spousal
                                            IRA


GOULD INVESTORS L.P.                        s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.               ---------------------
MANAGING GENERAL PARTNER                    By:Simeon Brinberg, Attorney in Fact
                                            ------------------------------------
By: s/Simeon Brinberg                       Helaine Gould
----------------------------                s/Matthew Gould
Simeon Brinberg,                            ---------------------
Senior Vice President                       Matthew Gould

                                            s/Jeffrey Gould
                                            ---------------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Mark H. Lundy                         s/Israel Rosenzweig
    ------------------------                ---------------------
    Mark H. Lundy,                          Israel Rosenzweig,
    Secretary                               Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig
SASS/GOULD REAL ESTATE                      By: Simeon Brinberg,Attorney in Fact
SECURITIES LLC,                             ------------------------------------
BY:  M.D. SASS INVESTORS                    Zehavit Rosenzweig
SERVICES, INC.

BY: s/Martin E. Winter
---------------------------
    Martin E. Winter,
    Senior Vice President

                                                  Page 19 of 23 Pages



                                BRT REALTY TRUST
                         60 Cutter Mill Road, Suite 303
                              Great Neck, NY 11021
                           (516) 466-3100 - Telephone
                           (516) 466-3132 - Telecopier

BRT Announces Partial Tender Offer and
Files Proxy Statement
GREAT NECK, N.Y., April 2, 2001 -- BRT Realty Trust (NYSE:BRT) on Friday sent to the Shareholders of Entertainment Properties Trust (NYSE:EPR) a definitive proxy statement seeking the election of Fredric H. Gould, Chairman of the Board of BRT, to the Board of EPR. Included with the proxy statement was a letter to shareholders which details certain of the reasons BRT has nominated Mr. Gould and which discloses that BRT will be commencing a tender offer to shareholders of EPR for the purchase of 1 million shares of EPR stock at a price of $18 per share, subject to the election of Mr. Gould and the Board granting BRT an unqualified exemption to the ownership limitations contained in EPR's Declaration of Trust. A copy of the letter is set forth below:

TO SHAREHOLDERS OF ENTERTAINMENT PROPERTIES TRUST (EPR)

Ladies and Gentlemen:
         We are the largest shareholder of Entertainment Properties Trust (EPR), owning approximately 9.2% of the outstanding shares. We are disappointed with the management of our Company and request your support for my election to the Board.

Tender Offer

         We believe in the long-term value of EPR and in the business of owning motion picture theaters. We will be commencing a tender offer to shareholders for the purchase of 1 million shares of EPR stock at a price of $18 per share, subject to my election and the Board granting us an unqualified exemption to the ownership limitations contained in the Company's Declaration of Trust. Since BRT is a real estate investment trust, the ownership of additional EPR shares will not jeopardize the tax status of EPR as a REIT. The tender will give shareholders an opportunity to sell some of their shares at a price substantially in excess of the current market price and still retain a significant interest in future growth.

                                               Page 20 of 23 Pages
Board Seat

     We are seeking a Board seat because management:
     o Persists in allowing control of the Board by individuals with ties to the largest tenant of the Company, AMC Entertainment, Inc., which is bad
               ------
       business
     o Has little relevant real estate experience, as indicated in its proxy statement
     o Is overpaid and  continues to enrich itself at our expense, in our view
     o Remains unresponsive to shareholders' interests, in our view, by refusing to allow substantial shareholders to have representation on the Board.

Serious Conflicts of Interest

         The Company was formed as a "captive" by AMC to finance its real property in an off balance sheet manner. The Chairman of AMC (the largest tenant of EPR) was appointed Chairman of EPR and continues to act both as Chairman of AMC and EPR. He only owns 7,119 shares of EPR or less than 1/10 of 1% of our shares while owning 375,000 shares of AMC plus options for another 284,000 shares, tilting his economic interest entirely towards AMC. This clear conflict, listed as an "investment negative" by analysts, will continue to hurt EPR's stock price, in our opinion.

Lack of Real Property Expertise

         The Board does not have any substantive real property expertise, as disclosed in the Company's proxy statement. The financial experience on the Board is "corporate" rather than "real estate". This has caused a number of poor decisions to be made, in our view, starting with the "threshold" decision of treating the Company as a "specialty finance company" (as set forth on the cover of their annual report) rather than as a real estate company that owns land and buildings leased for special usage. With this "corporate" orientation, we believe management focused on short-term goals and short-term solutions. Unfortunately, the Company financed a substantial portion of its acquisitions using short-term floating rate debt. As interest rates rose to a high of approximately 9.5%, interest costs negatively affected net income and cash flow. This short-term debt came due in 2001 at a time when the financial community was not looking favorably at theater operating companies. We believe this made it difficult to refinance this debt on a long-term basis and forced the Company to accept a five-year term rather than preferable long-term debt.

                                                 Page 21 of 23 Pages

This will require an additional refinancing five years from now when the leases on the theaters will have a much shorter term remaining and at interest rates which could well be higher than they are today.

         Further, five of the properties purchased by EPR are buildings that are built on leased land. We believe that this was and is an inappropriate type of investment for EPR because it puts the Company in a junior position to the land owner. We believe that accepting the same rate of return for a riskier leasehold position as could have been obtained on a more secure fee position shows a lack of financial and real estate knowledge. Lack of ownership of the land in these five instances negates a great deal of the long-term upside potential of real property ownership. Well located real property has historically increased in value over the long-term but ownership of the land is required to maximize the incremental value. At a fixed date in the future, all of these land leases will end and the landowners will take over and own the improvements erected on the properties thereby wiping out the entire equity of EPR in those properties. Some of these land leases provide EPR with purchase options at incremental prices. For obvious reasons, we have been requesting that the Company use its funds to purchase these leases prior to the increments in rent and purchase prices. To date, they have failed to do so. It is notable that AMC is involved in four of the five land lease transactions, making them not arm's length transactions. As management states in its proxy materials, the properties purchased by EPR from AMC were purchased not at a price related to value but "at a price equal to AMCE's development and construction cost" and the rents to be paid "were determined by the management of AMCE and our company and were not negotiated on an arm's length basis."

Overpaid Management

         We believe that management has enriched itself even as stockholders suffered eroding share prices. In January of 2000, EPR entered into employment agreements with its three top executives calling for raises of between 39% and 70%. In addition, David Brain, the President of EPR, received a $79,000 bonus in January of 2000, which he elected to take in restricted stock and by doing so, the Company gave him 150% of the bonus, or roughly $120,000 worth of stock at the then reduced market value. The other two senior officers, Fred Kennon, the CFO, and Gregory Silvers, the General Counsel, both took advantage of similar opportunities granted by the Board. These big bonuses and added compensation followed poor stock performance. Management's own chart in its proxy statement shows that the Company has significantly underperformed its peers.

                                                Page 22 of 23 Pages

         In addition to the escalating salary structure, the Company has made loans to its executives at below market interest rates and favorable repayment terms in order to allow them to buy shares of the Company. On January 1, 2000, Mr. Brain was indebted to the Company in the principal amount of $1,470,465 made up of an $800,000 loan initially made to him in 1997 to buy 40,000 shares of the Company's stock at $20 per share, and accrued interest of $108,145, and an additional $562,500 loan made effective on January 1, 2000 to allow him to buy an additional 40,000 shares at $14 per share. The initial loan required repayment in equal annual installments on November 30, 2000, 2001 and 2002. No payments of principal or interest were ever made and this loan was rolled over into a new ten-year term loan at a below market interest rate of 6.24% with no interest or principal payments required to be made during the entire 10-year term. As a consequence, Mr. Brain receives dividends at the present rate of $1.80 per share on 80,000 shares, or a total of approximately $144,000 per annum, without paying a penny of interest or principal to the Company. A like situation prevails with Messrs. Kennon and Silvers. These loans carry provisions whereby the interest and principal are forgiven if the person is terminated following a change in control or on death or permanent disability. As a consequence, the Company would have the added burden of paying the very substantial taxes related to such forgiveness in addition to a severance pay package of three years' salary, continuation of benefits, etc. We are fearful that the Board and the Compensation Committee will continue to make new arrangements to allow management to defer payment of these loans and grant management undeserved increases in salary and bonuses unless some shareholder representation on the Board comes about.

                                          Page 23 of 23 Pages

Our Program

         We believe in the long-term value of EPR and in the business of owning motion picture theaters as evidenced by our substantial stock ownership. We currently have approximately $19.3 million invested in EPR. Our ongoing commitment to EPR is clear - as shown by our intent to commence a tender offer for 1 million shares of EPR stock at a price of $18 per share. As always, we intend to work for the benefit of all shareholders.

         We trust that you will respond favorably so that shareholders will have more direct representation on the Board of the Company they own.


Sincerely,
BRT REALTY TRUST

/s/ Fredric H. Gould
Fredric H. Gould
Chairman of the Board


BRT Realty Trust is a mortgage-oriented real estate investment trust.

More detailed information pertaining to BRT's proposal will be set forth in BRT's tender offer statement and other appropriate filings to be made with the SEC. We urge stockholders to read BRT's tender offer statement, the proxy statement and other relevant documents that have been and may be filed with the SEC because they do and will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about BRT and EPR, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV). Copies of any filings containing information about BRT can also be obtained, without charge, by directing a request to BRT Realty Trust, 60 Cutter Mill Road, Great Neck, New York 11021, Attention: Secretary (516) 466-3100).

Certain information contained herein is forward-looking. The forward-looking statements should not be relied upon since they involve known and unknown risks, uncertainties and other factors, which, in some cases, are beyond BRT's control and could materially affect actual results, performance or achievements.

Contact: Simeon Brinberg, Senior Vice President 516.466.3100